Exhibit 99.3

Suite 4, 20 Clifford Street Mosman NSW 2088 Australia GPO Box 4155 Sydney NSW 2001	Telephone 612 9956 9181 Facsimile: 612 9960 1195 info@simsmm.com www.simsmm.com
21 November 2008
Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
SYDNEY NSW 2000
Dear Sirs
Re: Listing Rule 3.16.1
In accordance with Listing Rule 3.16.1, we wish to advise that Mr Ross Brodie Cunningham and Mr John T DiLacqua have ceased to be directors of Sims Metal Management Limited effective today.
Yours faithfully,
Frank Moratti
Company Secretary
Sims Group Limited
ABN 69 114 838 630